SECURITIE
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21001385

SEC Mail Processing ANNU ... REPORT

FEB 08 2021

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-67305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAS EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL, 40 WALL ST, STE 1704

(No. and Street)

(City)	(State)	(Zip Code)
		10005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
420 LEXINGTON AVE.,STE. 2160	NEW YORK	NY	10170

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BRIAN FRAIOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAS EXECUTIONS, LLC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK ALL-PURPOSE ACKNOWLEDGMENT
REAL PROPERTY LAW §309-a

State of New York
County of New York. } ss.

On the 4th (Day) day of February (Month) in the year 2021 (Year) before me, the undersigned personally appeared Brian Fraioli (Name of Signer),

(and N/A — (Name of Additional Signer, if Any)) personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.

[signature]
Signature of Notary Public
Notary Public — State of New York

Place Seal Below OR Complete Lines Below

CASSANDRA U SCATLIFFE
Notary Public – State of New York
NO. 01SC6363546
Qualified in New York County
My Commission Expires Aug 21, 2021

Name of Notary

Name of County in Which Originally Qualified

Commission Expiration Date

Name of County in Which Certificate of Official Character Filed (if required)

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X17A-5

Document Date: 1/1/20 - 12/31/20 Number of Pages: 2

Signer(s) Other Than Named Above: N/A.

Americas Executions, LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2020

Contents
As of and for the Year Ended December 31, 2020

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Americas Executions LLC
40 Wall Street, 17th floor
New York, NY 10005

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Americas Executions LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the Americas Executions LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2015.

New York, NY
February 4, 2021

Americas Executions, LLC

Statement of Financial Condition
Year Ended December 31, 2020

ASSETS	
Cash	$ 2,570,803
Commission receivable	1,049,741
Due from clearing broker	138,155
Due from vendors	45,737
Security deposits	10,500
Right of use asset	84,840
Prepaid expenses	33,143
TOTAL ASSETS	$ 3,932,919
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 244,205
SBA Loan Payable	365,332
Operating lease liability	84,840
Commission and bonus payable	470,943
TOTAL LIABILITIES	1,165,320
MEMBER'S EQUITY	2,767,599
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,932,919

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Americas Executions, LLC

Statement of Operations
Year Ended December 31, 2020

REVENUE:	
Commission income	$ 7,190,417
Other income	-
Total revenue	7,190,417
OPERATING EXPENSES:	
Salaries, commissions and other compensation costs	4,483,925
Occupancy expense	131,526
Office and other	137,208
Dues and subscriptions	16,769
Data services	211,137
Professional fees	285,495
Regulatory fees	59,157
Communications	26,217
Commission and clearance expense	175,662
Insurance expense	170,834
Bad debt expense	12,784
Travel, meals and entertainment	47,803
Total expenses	5,758,517
NET INCOME	$ 1,431,900

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Changes in Members' Equity
Year Ended December 31, 2020

MEMBER'S EQUITY, January 1, 2020	$ 2,435,699
Capital distributions	(1,100,000)
Net income	1,431,900
MEMBER'S EQUITY, December 31, 2020	$ 2,767,599

Americas Executions, LLC

Statement of Cash Flows
Year Ended December 31, 2020

OPERATING ACTIVITIES:	
Net income	$ 1,431,900
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	-
Changes in operating assets and liabilities	
Increase in accounts receivable	(132,092)
Decrease in investment banking fee receivable	12,500
Decrease in right of use asset	127,260
Increase in due from clearing firm	(101,032)
Decrease in prepaid expenses	1,815
Increase in security deposits	-
Increase in other receivable	(22,295)
Decrease in right of use liability	(127,260)
Increase in accounts payable and accrued expenses	124,689
Increase in commissions and bonuses payable	127,572
Net cash provided by operating activities	1,443,057
FINANCING ACTIVITIES:	
Proceeds from Bank loan	365,332
Capital distributions	(1,100,000)
Net cash used by investing activities	(734,668)
NET INCREASE IN CASH AND CASH EQUIVALENTS	708,389
CASH AT BEGINNING OF YEAR	1,862,414
CASH AT END OF YEAR	$ 2,570,803

Supplemental cash flow information	
Cash paid during the year for income taxes	$ -
Cash paid during the year for interest	$ -

Notes to Financial Statements
Year Ended December 31, 2020

1. Organization and Nature of Business

Americas Executions, LLC. (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by GI4 Holdings, LLC (the Member). In April 2015, the broker dealer was purchased and was converted from an S Corporation to an LLC for tax purposes. The Company executes equity transactions for its clients solely on an agency and/or give-up basis. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related income and expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date. As of December 31, 2020, all revenues earned by the Company were fully earned. Commission revenues settle T+2 and all investment banking deal revenues were recognized to the extent that performance obligations were completed and transferred to the customers. There are no ASC 606 considerations for the end of the fiscal year.

d) Income Taxes
The LLC is treated as a disregarded entity and has no federal and state tax liabilities. Any liability on profits is reported on the tax return of the parent entity and passed along to the individual members. The Company operates in New York City and is subject to NYC Unincorporated Business Tax, which has been presented within the Statement of Income. The tax years since inception remain open to examination by the major taxing jurisdictions to which the LLC is subject.

e) Furniture and Equipment
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Lease Accounting

In connection with new FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standards have had on the Company's financial statements using a modified retrospective transition approach. As of December 31, 2020, the Company is reporting a right to use asset in the amount of $84,840, which is offset by a liability in the amount of $84,840. There is no impact to the Company's net capital, as the right of use asset is allowable to the extent there is an offsetting lease obligation.

6. Bank Loan Payable

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

In response to COVID-19, the Company submitted an SBA loan application for $365,332, which was computed based on the qualifying expenses in 2019. The Company was approved by its bank and the SBA and the loan was issued to the Company on May 5, 2020. The amount of the loan is reported on the Statement of Financial Condition as Bank Loan Payable. The Company intends to qualify for full loan forgiveness over the qualifying period and will convert the loan to revenue once the loan forgiveness has been formally granted by the appropriate authorities.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2020, the Company had net capital of $2,452,451, which was $2,404,774 in excess of its required net capital of $47,677. The Company's aggregate indebtedness to net capital ratio was 29.16%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2021 and February 4, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

Americas Executions, LLC

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2020

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 2,767,599
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(315,147)
NET CAPITAL	$ 2,452,451
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 244,205
Commission and bonuses payable	470,944
	$ 715,149
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 47,677
Excess net capital	$ 2,404,774
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 2,380,936
Percentage of aggregate indebtedness to net capital	29.16%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Americas Executions, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Americas Executions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Brian Fraioli, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Title: CCO

Date: February 4, 2021

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Americas Executions LLC
40 Wall Street, 17th floor
New York, NY 10005

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Americas Executions LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Americas Executions LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) Americas Executions LLC stated that Americas Executions LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Americas Executions LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Americas Executions LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2021